Exhibit 16.1
November 29, 2006
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7561
Ladies and Gentlemen:
We were previously principal accountants for Chad Therapeutics, Inc. and, under the date of May 5, 2006, we reported on the financial statements of Chad Therapeutics, Inc. as of and for the years ended March 31, 2006 and 2005. On November 27, 2006, our appointment as principal accountants was terminated. We have read Chad Therapeutics, Inc.’s statements included under Item 4.01 of its Form 8-K dated November 29, 2006, and we agree with such statements, except that we are not in a position to agree or disagree with Chad Therapeutics, Inc.’s statements in the second and third sentences of the first paragraph.
Very truly yours,
KPMG LLP, a U.S. limited liability partnership, is the U.S.
member firm of KPMG International, a Swiss cooperative.